                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

      DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): OCTOBER 27, 1999

                             COMMTOUCH SOFTWARE LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


         6 Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F       [X]                 Form 40-F      [ ]


               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [ ]                        No      [X]



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                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

                                      INDEX



PART I.           OTHER INFORMATION

    Item 14.      Exhibit 99

               Exhibit        Description of Document
               -------        -----------------------
                 99           October 27, 1999 Press Release: "Commtouch And
                              Microsoft Enter Into Distribution And Service
                              Agreement"


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        COMMTOUCH SOFTWARE, LTD.
                                                        ------------------------
                                                              (Registrant)

Date: November 4, 1999

By   /s/ JAMES E. COLLINS
   -----------------------------
James E. Collins
Chief Financial Officer

                                EXHIBIT INDEX

               Exhibit        Description of Document
               -------        -----------------------
                 99           October 27, 1999 Press Release: "Commtouch And
                              Microsoft Enter Into Distribution And Service
                              Agreement"